Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended June 30,
	2006	2005
	(Dollars in Thousands)
EARNINGS:
Income before income taxes and minority interest	$156,956	$103,613
Add (deduct):
Earnings on equity method investments	(41,440)	(32,265)
Distributions from unconsolidated entities	37,176	27,956
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(6,876)	(5,300)
	$145,816	$94,004
Add fixed charges:
Consolidated interest expense	46,215	42,182
Interest portion (1/3) of consolidated rent expense	13,436	13,083
	$205,467	$149,269

FIXED CHARGES:
Consolidated interest expense	$46,215	$42,182
Interest portion (1/3) of consolidated rent expense	13,436	13,083
	$59,651	$55,265

RATIO OF EARNINGS TO FIXED CHARGES	3.44	2.70